March 31, 2008

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission
Division of Corporation of Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Daniel Morris

Regarding: Macrovision Solutions Corporation
Registration Statement on Form S-4/A
As amended through March 31, 2008
File No. 333-148825

Dear Mr. Morris:

I write on behalf of Macrovision Solutions Corporation, a Delaware corporation (the "Company"), to request that the Commission take appropriate action to make the above-captioned Registration Statement of the Company effective at 5:00 p.m., Washington, D.C. local time, on Monday, March 31, 2008, or as soon thereafter as possible.

The Company acknowledges that:

- Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax a copy of the order declaring the above-captioned Registration Statement of the Company effective to my attention at (650) 324-6635.

Should you have any questions regarding this request, please contact me directly at (650) 233-8539. Thank you very much for your assistance with this matter.

Sincerely,

Macrovision Solutions Corporation

Stephen Yu

By: Stephen Yu, General Counsel
and Secretary

cc: Alfred J. Amoroso, Macrovision Solutions Corporation